WEBSAFETY, INC.
1 Hampshire Court
Newport Beach, California 92660

April 7, 2010

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commisiion
Washington, D.C. 20549
Subject: File number 333-140378
Date: January 21, 2010

Dear Sir or Madam,

In response to your letter dated January 21, 2010 concerning our Form 10-Q for the period ended September 30, 2009, the following contains our responses to the comments in the order they were presented.

1.	SEC Comment # 1

We note that you issued 27,000,000 shares, valued at $2,700,000 for your investment in Websafety Technology.  Please advise us and expand your disclosure to discuss how these shares were valued and accounted for within your financial statements, including how your treatment complies with EITF 96-18.  If the shares were valued at the fair value of the stock issued, tell us and expand your disclosure to explain why the fair value of the shares of your common stock was deemed a more reliable measure than the value of the consideration received in light of the limited trading activity of your stock.

Response to SEC Comment # 1

The Company’s accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of EITF 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and EITF 00-18, “Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees.”  The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance by the consultant or vendor is reached or (ii) the date at which the consultant or vendor’s performance is complete.

On July 2, 2009, WebSafety, Inc. (f/k/a Blindspot Alert, Inc.) issued 27,000,000 shares of common stock to WQN, Inc. to acquire all of the technology known as “The Websafety Technology and Software”. The asset acquisition was based on a written agreement with WQN, Inc.

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2010

In determining the value of the technology acquired, the Company considered the guidance EITF 96-18. Specifically, the Company analyzed the transaction to determine whether the fair value of the technology acquired or the fair value of the stock given as consideration was the more clearly representative of the fair value.

In doing so, the Company first evaluated the basis for determining the fair value of the technology.  The fair value was based on the projected future cash inflows which were expected to result from the revenue generating operations of the technology. It was the Company’s conclusion that although the basis and the inherent assumptions used in the cash flow analysis, were reasonable given  the best information available, there was no guaranty or reasonable certainty that the projections would ultimately be realized.

The Company next reviewed the value of its stock price to determine whether that value would be a more reliable indication of the consideration exchanged in the transaction.  The Company looked first at the share price over the past 52 weeks which ranged from $0.10 to $1.80.

Over that time period, the Company entered into several and various transactions in which the Company’s stock was given as consideration.  The fair value of the stock given was determined in each individual transaction and was based upon whether the stock issued or the services or goods received represented the most measureable and more reliable indication of the underlying value of the transaction.  Certain transactions settled in stock were recorded based upon the value of the stock while others were recorded based upon the value of the value of the goods or services received.  Prior to the September 14, 2009 issuances of stock for cash at $0.35 per share, most of the transactions involving equity were recorded using the value of the good/services received as the most reliable measure.

In determining the value of the stock price for the acquisition of the technology, the Company also considers the illiquid nature of the Company’s stock resulting from the limited trading volume.  The Company concluded that the quoted market price should be discounted to give effect to the illiquid nature of the stock.  Further, the Company determined that the that value assigned to the technology acquired should not contain the same value as the stock issued for cash due to the material difference between the relative liquidity of the assets being received when comparing the cash asset received at $.35 versus the intangible nature and yet operational value of the technology received. In light of the above considerations, the Company determined that $.10 per share $2,700,000 in total, more accurately reflected the price of the investment and the value of the shares issued.

We have added the disclosure in the amendment and will ensure that our notes in future filings will disclose the terms of each issuance of shares for services.

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2010

2.	SEC Comment #2

In light of your continued net losses, negative operating cash flows, and lack of revenue generation activities as of this time, please tell us and add disclosure to describe whether these factors triggered an impairment analysis of your long-lived assets in accordance with SFAS No. 144.  As part of your response, tell us the results of your impairment analysis and if your analysis did not result in an impairment charge, please explain why, including any mitigating factors considered by management in determining whether impairment existed as of December 31, 2009.  If an analysis was not performed, please tell us why in light of the aforementioned impairment indicators.

Response to SEC Comment #2

We are a development stage company in which our operations to date have been devoted primarily to startup and development activities.  The accumulated deficit incurred so far is consistent with our budgeted amounts and operational expectations.  As a development stage entity with its most significant asset just acquired, further enhancements must be made before the WebSaftey Technology will be operational.

Based on the projected ability of the Company’s existing assets to generate future cash flow, The Company expects that when it becomes operational, the future cash flows will exceed the recorded asset values.

3.	SEC Comment #3

We note your response to previous comment number 6, and it appears that you have not revised your financial statements as indicated in your response.  Therefore, we reissue previous comment number 6.  Please revise your financial statements in future filings to include the loss on option acquire of $245,000 within loss from continuing operations in light of the fact the software licensing rights underlying the option agreement was related to your plan of operations and accordingly, should be reflected within operating expenses.

Response to SEC Comment #3

We will ensure that our future financial statements will reflect the loss on option acquire as an operating expense.

4.	SEC Comment #4

We note that 1,242,857 shares of common stock were issued for cash proceeds of $435,000 during the quarter September 30, 2009.  Please tell us and revise your notes in future filings to disclose the details surrounding these issuances.

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2010

Response to SEC Comment #4

We issued 1,242,857 shares of common stock for proceeds of $435,000 to the following:

Date	Issued To	Shares	Cash Proceeds
8/31/09	Maremmano Corp	1,000,000	$350,000
09/14/09	Norman Sellars	100,000	35,000
09/14/09	William Tanner	142,857	50,000

We will ensure that our notes in future filings will disclose the terms of each issuance of shares for cash proceeds.

5.	SEC Comment #5

We also note several issuances of shares of common stock for services.  Please tell us and revise your notes to the financial statements in future filings to disclose the nature and terms of each issuance, including how the shares of common stock were valued in each of the transactions and explain why it appears that shares issued on similar dates are valued differently.  Please note that the amounts appearing on the face of the statements of stockholders’ equity should reconcile to your disclosures in the notes to the financial statements.  Please revise your disclosures accordingly.

Response to SEC Comment #5

The Company’s accounting policy for equity instruments issued to consultants and vendors in exchange for goods and services follows the provisions of EITF 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” and EITF 00-18, “Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees.”

Based on EITF 96-18, the equity instruments are measured at the fair value of the services received or the fair value of the equity instruments issued, whichever is more reliably measurable.

In the instance of stock issued for services for 1,000,000 shares on September 14, 2009 for $.001 a share, the services rendered were deemed more reliable then the equity instruments. Prior to the September 14, 2009 issuances of stock for cash at $0.35 per share, most of the transactions involving equity were valued using the value of the good/services received as the most reliable measure.

Effie Simpson
Division of Corporation Finance
Securities and Exchange Commission
April 7, 2010

The shares issued for services for $0.35 on September 14, 2009 were to William Tanner, who also purchased shares for cash on the same date, therefore the shares issued for cash was more reliably measurable for the services provided.

Please see the response to comment #1 for the shares issued for services on September 14, 2009 that was issued for $0.10.

Additionally, we will ensure that our notes in future filings will disclose the terms of each issuance of shares in exchange for services.

6.	SEC Comment #6

We note that the Company resolved to issue 478,000 shares of common stock to non-employee consultants.  Please tell us and revise the notes to your consolidated financial statements to disclose how such shares of common stock are being valued and accounted for within your financial statements.  Given the limited trading activity of your stock, tell us how you considered the guidance prescribed in EITF 96-18 in determining the measurement and recognition of the issuance of common stock to the non-employee consultants.

Response to SEC Comment #6

We issued 428,000 shares of common stock to non-employee consultants on December 16, 2009 that were issued at fair value of the services rendered.

Additionally, we will ensure that our notes in future filings will disclose the terms of each issuance of shares in exchange for services, including the methodology used to determine the value in accordance with EITF 96-18.

Very truly yours,

/s/ Rowland W. Day II

Rowland W. Day II
Chief Executive Officer

RWD:gm